Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-230345 of Change Healthcare Inc. of our report dated October 26, 2018, relating to the combined financial statements of Core MTS (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that the combined financial statements have been prepared from the separate records maintained by McKesson Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations or cash flows if Core MTS had been operated as an unaffiliated entity) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 14, 2019